Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER ENDED
JULY 25, 2026

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – October 6, 2026 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the fourth quarter ended July 25, 2026.
Fourth Quarter of Fiscal 2026 Highlights
•Net income of $13.6 million, or $0.92 per Class A diluted share
•Sales and same store sales each increased 1.6%
•Same store digital sales increased approximately 6%
Year-To-Date Fiscal 2026 Highlights
•Net income of $52.5 million, or $3.54 per Class A diluted share
•Sales increased 3.7% and same store sales increased 2.2%
•Same store digital sales increased approximately 11%
Fourth Quarter of Fiscal 2026 Results
Sales were $609.6 million in the 13 weeks ended July 25, 2026 compared to $599.7 million in the 13 weeks ended July 26, 2025. Sales increased due primarily to same store sales growth of 1.6% and the opening of our East Orange, NJ replacement store on May 27, 2026. Same store sales increased due primarily to digital sales growth, strong performance in fresh and pharmacy departments, and continued growth in recently remodeled and replacement stores. These increases were partially offset by egg price deflation, competitive store openings and sales cannibalization from the East Orange replacement store. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.24% in the 13 weeks ended July 25, 2026 compared to 28.17% in the 13 weeks ended July 26, 2025 due primarily to increased departmental gross margin percentages (.28%), largely offset by an unfavorable change in product mix (.08%), lower patronage dividends and other rebates received from Wakefern (.04%), increased promotional spending (.04%) and increased warehouse assessment charges from Wakefern (.03%). The increase in department gross margin is due primarily to improvements in shrink and commissary operations.
Operating and administrative expense as a percentage of sales increased to 23.92% in the 13 weeks ended July 25, 2026 compared to 23.11% in the 13 weeks ended July 26, 2025. Adjusted operating and administrative expense as a percentage of sales increased to 23.92% in the 13 weeks ended July 25, 2026 compared to 23.34% in the 13 weeks ended July 26, 2025. The increase in Adjusted operating and administrative expense is due primarily to higher employee costs (.16%), store pre-opening costs (.09%), external service, technology and payment processing costs (.08%), occupancy costs (.08%), facility insurance premiums (.07%), legal and other professional fees (.06%), and non-recurring costs associated with fire and power outage incidents (.05%). These increases were partially offset by lower advertising costs (.07%).
Depreciation and amortization expense increased in the 13 weeks ended July 25, 2026 compared to the comparative prior fiscal year period due primarily to capital expenditures.
Interest expense decreased in the 13 weeks ended July 25, 2026 compared to the comparative prior year fiscal period due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended July 25, 2026 compared to the comparative prior fiscal year period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.

The Company's effective income tax rate was 30.6% in the 13 weeks ended July 25, 2026 compared to 31.4% in the 13 weeks ended July 26, 2025.
Net income was $13.6 million in the 13 weeks ended July 25, 2026 compared to $15.5 million in the 13 weeks ended July 26, 2025. Adjusted net income was $13.6 million in the 13 weeks ended July 25, 2026 compared to $15.6 million in the 13 weeks ended July 26, 2025.
Year-To-Date Fiscal 2026 Results
Sales were $2.406 billion in the 52 weeks ended July 25, 2026 compared to $2.321 billion in the 52 weeks ended July 26, 2025. Sales increased due primarily to same store sales growth of 2.2% and the openings of the Watchung, NJ and East Orange, NJ replacement stores on April 9, 2025 and May 27, 2026, respectively. Same store sales increased due primarily to digital sales growth, strong performance in fresh and pharmacy departments, and continued growth in remodeled and replacement stores. These increases were partially offset by egg price deflation and sales cannibalization from the Watchung replacement store.
Gross profit as a percentage of sales decreased to 28.17% in the 52 weeks ended July 25, 2026 compared to 28.57% in the 52 weeks ended July 26, 2025 due primarily to lower patronage dividends and other rebates received from Wakefern (.32%), an unfavorable change in product mix (.07%) and increased promotional spending (.05%), partially offset by increased departmental gross margin percentages (.07%).
Operating and administrative expense as a percentage of sales increased to 24.06% in the 52 weeks ended July 25, 2026 compared to 23.92% in the 52 weeks ended July 26, 2025. Adjusted operating and administrative expense as a percentage of sales increased to 24.05% in the 52 weeks ended July 25, 2026 compared to 23.98% in the 52 weeks ended July 26, 2025. The increase in Adjusted operating and administrative expense is due primarily to higher legal and other professional fees (.12%), utility, repair and maintenance costs (.10%), facility insurance costs (.06%) and store pre-opening costs (.06%). These increases were largely offset by lower employee costs (.13%), lower advertising costs (.10%) and short-term rental income (.05%).
Depreciation and amortization expense increased in the 52 weeks ended July 25, 2026 compared to the comparative prior fiscal year period due primarily to capital expenditures.
Interest expense decreased in the 52 weeks ended July 25, 2026 compared to the comparative prior fiscal year period due primarily to lower average outstanding debt balances.
Interest income decreased in the 52 weeks ended July 25, 2026 compared to the comparative prior fiscal year period due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company's effective income tax rate was 28.8% in the 52 weeks ended July 25, 2026 compared to 31.1% in the 52 weeks ended July 26, 2025. The decline in the effective tax rate was primarily due to the excess tax benefit from vested stock-based compensation in the 52 weeks ended July 25, 2026.
Net income was $52.5 million in the 52 weeks ended July 25, 2026 compared to $56.4 million in the 52 weeks ended July 26, 2025. Adjusted net income was $52.7 million in the 52 weeks ended July 25, 2026 compared to $56.4 million in the 52 weeks ended July 26, 2025.
Village Super Market, Inc. operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company's operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company's principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company's filings with the SEC.
The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP"). We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Management believes Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of non-GAAP measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of non-GAAP measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		52 Weeks Ended
	July 25, 2026	July 26, 2025	July 25, 2026	July 26, 2025
Sales	$609,568	$599,674	$2,405,707	$2,320,690
Cost of sales	437,453	430,773	1,727,956	1,657,724
Gross profit	172,115	168,901	677,751	662,966

Operating and administrative expense	145,825	138,581	578,928	555,038
Depreciation and amortization expense	8,944	8,640	34,507	34,398
Impairment of assets	—	1,462	—	1,462
Operating income	17,346	20,218	64,316	72,068

Interest expense	839	879	3,382	3,751
Interest income	(3,117)	(3,274)	(12,689)	(13,502)
Income before income taxes	19,624	22,613	73,623	81,819

Income taxes	6,007	7,093	21,168	25,439
Net income	$13,617	$15,520	$52,455	$56,380

Net income per share:
Class A common stock:
Basic	$1.02	$1.17	$3.94	$4.24
Diluted	0.92	1.05	3.54	3.81

Class B common stock:
Basic	$0.66	$0.76	$2.56	$2.75
Diluted	0.66	0.76	2.56	2.75

Gross profit as a % of sales	28.24%	28.17%	28.17%	28.57%
Operating and administrative expense as a % of sales	23.92%	23.11%	24.06%	23.92%

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURES
(In thousands) (Unaudited)

The following table reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		52 Weeks Ended
	July 25, 2026	July 26, 2025	July 25, 2026	July 26, 2025
Net Income	$13,617	$15,520	$52,455	$56,380

Adjustments to Operating and Administrative Expenses:
Pension settlement charge (gain) (1)	—	(874)	338	(874)
Rent concession (2)	—	(517)	—	(517)

Adjustments to Impairment of Assets:
Impairment of assets (3)	—	1,462	—	1,462

Adjustments to Income Taxes:
Tax impact of special items	—	(22)	(105)	(22)

Adjusted net income	$13,617	$15,569	$52,688	$56,429

Operating and administrative expenses	$145,825	$138,581	$578,928	$555,038
Adjustments to operating and administrative expenses	—	1,391	(338)	1,391
Adjusted operating and administrative expenses	$145,825	$139,972	$578,590	$556,429
Adjusted operating and administrative expenses as a % of sales	23.92%	23.34%	24.05%	23.98%

(1)Fiscal 2026 pension settlement charge relates to the termination of a Company-sponsored plan. Fiscal 2025 pension settlement gain relates to lump payments made under an unfunded, non-qualified company sponsored defined benefit plan.
(2)Fiscal 2025 includes income related to rent concessions received on one store location to compensate for disruption in operations during redevelopment of the retail center.
(3)Fiscal 2025 includes non-cash impairment charges on the long-lived assets of one Gourmet Garage store and real estate assets classified as held for sale.